Exhibit 99.1
FOR IMMEDIATE RELEASE:

Contacts: Elan Corporation Investors:	Media:	EntreMed, Inc. Communications/IR:
Emer Reynolds +353-1-709-4000 800-252-3526 Chris Burns 800-252-3526	Davia Temin 212-407-5740 Elizabeth Headon +353-1-498-0300	Ginny Dunn 240-864-2643

ELAN AND ENTREMED EXECUTE LICENSE AGREEMENT FOR
PROPRIETARY NANOCRYSTAL® TECHNOLOGY

DUBLIN, Ireland and ROCKVILLE, Maryland, USA - January 10, 2006 - Elan Corporation, plc (NYSE: ELN) and EntreMed, Inc. (NASDAQ: ENMD) today announced that they have entered into a License Agreement in which EntreMed has been granted rights to utilize Elan’s proprietary NanoCrystal Technology to develop the oncology product candidate, Panzem® NCD (2ME2 or 2-methoxyestradiol). Under the terms of the License Agreement, Elan is eligible to receive payments upon the achievement of certain clinical, manufacturing, and regulatory milestones. Additionally, Elan will receive royalty payments based on sales of Panzem® NCD.

Under the License Agreement and corresponding Services Agreement, Elan will manufacture EntreMed’s Panzem® NCD, a NanoCrystal Technology formulation with improved bioavailability and absorption. Other marketed pharmaceutical products in the United States utilizing Elan’s NanoCrystal Technology include TriCor® (marketed by Abbott), Megace® ES (marketed by Par Pharmaceuticals), and Rapamune® (marketed by Wyeth). In 2004, the parties signed a Clinical Supply Agreement covering the supply of Panzem® NCD for Phase 1 trials. These Agreements extend the Panzem® NCD supply arrangement to Phase 2 and later trials. Panzem® NCD is currently in Phase 1b clinical studies in patients with advanced cancer. EntreMed expects to announce the commencement of multiple Phase 2 trials in early 2006.

Paul V. Breen, Executive Vice President, Elan Drug Technologies, said “We are pleased to extend our relationship with EntreMed. We hope that these agreements will lead to the launch of a new product with unique benefits to cancer patients.”

EntreMed President and Chief Executive Officer, James S. Burns commented, “These agreements continue our relationship with Elan for further development and manufacturing of Panzem® NCD, our lead clinical drug candidate. Interim results from our Phase 1b studies demonstrated that daily dosing with the Elan formulation maintains blood levels of 2ME2 within the desired therapeutic range, allowing us to move forward with Phase 2 clinical trials.”

Mr. Burns further commented, “Expanding the Elan relationship is a logical next step for EntreMed that provides us with access to process improvements and continuity of supply for further scale-up and clinical development. We look forward to working closely with Elan to meet our development goals and move Panzem® NCD towards commercialization.”

About Elan’s NanoCrystal® Technology

Elan's NanoCrystal Technology is a novel drug delivery technology that offers superior results when coupled with poorly water-soluble compounds. An increasing number of the drug candidates synthesized each year by pharmaceutical companies are poorly water-soluble. Many of these potentially innovative drug candidates are often abandoned because of poor pharmacokinetic properties including absorption, distribution, metabolism, and excretion. NanoCrystal Technology has the potential to rescue a significant percentage of these chemical compounds.

Elan’s NanoCrystal Technology is part of a suite of technologies which Elan's Drug Technologies business offers to third party clients. Elan Drug Technologies offers its’ technology based solutions to the global pharmaceutical industry. With over 30 products launched in 40 countries, it has a proven track record of delivering success to third party clients. More information about Elan Drug Technologies broad range of technologies, patent estate and range of services is available at www.elan.com/EDT.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE:ELN) shares trade on the New York, London and Dublin Stock Exchanges.

About Panzem® NCD

2ME2 is an orally active small molecule that attacks tumor cells through multiple mechanisms of action and blocks the development of new blood vessels that feed tumor cells. Panzem® Nanocrystal

Colloidal Dispersion (Panzem® NCD), an oral liquid formulation, has been shown in pre-clinical studies to significantly increase the drug’s bioavailability, which is expected to result in enhanced drug levels of 2ME2 in patients.

About EntreMed

EntreMed, Inc. (NASDAQ: ENMD) is a clinical-stage pharmaceutical company developing therapeutic candidates primarily for the treatment of cancer and inflammation. Panzem® (2-methoxyestradiol or 2ME2), the Company's lead drug candidate, is currently in clinical trials for cancer, as well as in preclinical development for non-oncology indications. EntreMed recently announced that it will acquire Miikana Therapeutics, Inc., a clinical-stage oncology company headquartered in Fremont, California. EntreMed's goal is to develop and commercialize new compounds based on the Company's expertise in angiogenesis, cell cycle regulation and inflammation -- processes vital to the treatment of cancer and other diseases, such as rheumatoid arthritis. Additional information about EntreMed is available on the Company’s website at www.entremed.com and in various filings with the Securities and Exchange Commission.

NanoCrystal® Technology is a registered trademark owned by Elan Pharma International Limited Corporation, Ireland.
Panzem® is a registered trademark owned by EntreMed, Inc.
TriCor® is a registered trademark owned by Abbott Laboratories Corporation.
Megace® is a registered trademark of Bristol-Myers Squibb Company licensed to Par Pharmaceutical, Inc.
Rapamune® is a registered trademark owned by Wyeth Pharmaceuticals.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the outlook for expectations for future financial or business performance, strategies, expectations and goals. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and no duty to update forward-looking statements is assumed. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in Securities and Exchange Commission filings under "Risk Factors," including risks relating to the need for additional capital and the uncertainty of additional funding; the early-stage products under development; results in preclinical models are not necessarily indicative of clinical results, uncertainties relating to preclinical and clinical trials; success in the clinical development of any products; dependence on third parties; future capital needs; and risks relating to the commercialization, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

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